Tesla, Inc.

3500 Deer Creek Road

Palo Alto, CA 94304

(650) 681-5000

May 8, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Anne Parker
Laura Nicholson
John Dana Brown

Re:	Tesla, Inc.
Registration Statement on Form S-4
File No. 333-229749
Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-229749) filed by Tesla, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on February 20, 2019, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern time, on May 10, 2019, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Michael Ringler or Mark Baudler of Wilson Sonsini Goodrich & Rosati, P.C. at (415) 947-2011 and (650) 320-4507, respectively. Please notify either of them when this request for acceleration has been granted.

Very truly yours,

Tesla, Inc.

By:	/s/ Zachary J. Kirkhorn
Name:	Zachary J. Kirkhorn
Title:	Chief Financial Officer

cc:	Jonathan A. Chang, Tesla, Inc.
M. Yun Huh, Tesla, Inc.
Rakhi I. Patel, Tesla, Inc.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.